UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Easterly Acquisition Corp.

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.0001 per share
__________________________________________________________________________________

(Title of Class of Securities)

27616L 102
__________________________________________________________________________________

(CUSIP Number)

Avshalom Kalichstein

Easterly Acquisition Sponsor, LLC

138 Conant Street
Beverly, MA 01915
Telephone: (617) 303-4800
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 4, 2018
__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Avshalom Kalichstein

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
25.7%
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Darrell Crate

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
PF(1)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
121,500(2)

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
121,500(2)

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,049,500
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
26.3%
14. Type of Reporting Person
IN

(1)	With respect to the Warrants described in footnote (2) below.
(2)	Represents 121,500 warrants with each warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share (the “Warrants”). The Warrants are exercisable 30 days after the completion of the Issuer’s initial business combination.

CUSIP No. 27616L 102
1. Names of Reporting Persons.
David Cody

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
25.7%
14. Type of Reporting Person
IN

CUSIP No. 27616L 102
1. Names of Reporting Persons.
Easterly Acquisition Sponsor, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,928,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
4,928,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,928,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
25.7%
14. Type of Reporting Person
OO

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends the Schedule 13D filed on July 29, 2015, as amended by the Schedule 13D/A filings filed on June 30, 2017, August 1, 2017, June 25, 2018 and June 26, 2018 (the “Original Schedule 13D”), and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Easterly Acquisition Corp., a Delaware corporation (the “Issuer”). This Amendment No. 5 is being filed to amend and update Item 4 and Item 5 to provide additional information as set forth below. Terms not otherwise defined herein are defined in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended to add the following:

Mr. Crate is the beneficial owner and holds the sole power to vote and dispose of 121,500 warrants with each warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share (the “Warrants”). The Warrants are exercisable 30 days after the completion of the Issuer’s initial business combination. Mr. Crate can acquire 121,500 additional shares of Common Stock if the Warrants are exercised in full.

Mr. Crate acquired the Warrants for investment. Depending on market conditions and other factors, in the future, Mr. Crate and the other Reporting Person may acquire additional securities or dispose of all or a portion of securities that he and they now own or thereafter may acquire. The Reporting Persons have no present plans or proposals that relate to, or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The Sponsor owns 4,928,000 shares of Common Stock and may be deemed to beneficially share the power to vote and dispose of such 4,928,000 shares, which represents 25.7% of the Common Stock outstanding.

Avshalom Kalichstein, Darrell Crate and David Cody may be deemed to beneficially own and share the power to vote and dispose of the 4,928,000 shares of Common Stock owned by the Sponsor, by virtue of Messrs. Kalichstein, Crate and Cody together holding sole voting and investment power over shares of the Issuer’s Common Stock held by the Sponsor. Such Common Stock represents 25.7% of the Common Stock outstanding.

Mr. Crate is the beneficial owner and holds the sole power to vote and dispose of 121,500 Warrants. The Warrants are exercisable 30 days after the completion of the Issuer’s initial business combination.

During the past 60 days, Mr. Crate effected the following transactions in the open market:

Date of Transaction	Title of Class	Number of Securities Acquired	Price Per Security
8/31/18	Warrants	37,394	$1.21
9/4/18	Warrants	84,106	$1.27

All percentages of Common Stock outstanding contained herein are based on 19,208,407 shares of Common Stock outstanding as of August 7, 2018.

Except as set forth in this Item 5, no Reporting Person or any person for whom disclosure is required pursuant to General Instruction C effected any transactions in the shares of Common Stock or Warrants in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2018	EASTERLY ACQUISITION SPONSOR, LLC

	By:	/s/ Darrell Crate
	Name:	Darrell Crate
	Title:	Managing Director

Dated: September 5, 2018

	By:	/s/ Avshalom Kalichstein
	Name:	Avshalom Kalichstein

Dated: September 5, 2018

	By:	/s/ Darrell Crate
	Name:	Darrell Crate

Dated: September 5, 2018

	By:	/s/ David Cody
	Name:	David Cody